May 1, 2006

Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re: Entergy Arkansas, Inc.
      Registration Statement on Form S-3
      Filed March 23, 2006
      File No. 333-132653

      Entergy Louisiana, LLC
      Registration Statement on Form S-3
      Filed March 23, 2006
      File No. 333-132660

      Entergy Mississippi, Inc.
      Registration Statement on Form S-3
      Filed March 23, 2006
      File No. 333-132658

      Form 10-K for Fiscal Year Ended December 31, 2005
      File No. 001-32718

Dear Mr. Owings:

Following are Entergy's responses to the comments of the Staff of the Securities and Exchange Commission set forth in your letter to Dawn A. Abuso dated April 19, 2006. For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of Entergy.

Entergy Louisiana, LLC

Form S-3

General

Comment 1: We note that Entergy Louisiana Holdings, LLC has succeeded to the reporting obligations of Entergy Louisiana, Inc., currently known as Entergy Louisiana Holdings, Inc., in connection with the 7.6% mortgage bonds previously registered pursuant to Section 12(b) of the Exchange Act. Refer to the Form 8-K filed on January 6, 2006. However, we note that the predecessor, Entergy Louisiana Holdings, Inc. will continue its reporting obligations in connection with the preferred stock registered under 12(g). Please provide us with your analysis as to why you believe creating two reporting companies in this manner is appropriate. Please identify any rules or staff guidance upon which you have relied. Also, we note that in the Form 8-K filed on January 6, 2006, you state that you expect to redeem or repurchase and retire the Entergy Louisiana, Inc. preferred stock within three to nine months of the effective date of the merger-by-division. Please provide an update on your plans to do so and the reasons for the particular time frame of three to nine months. Please also describe any plans by Entergy Louisiana, Inc. to cease being a reporting company. We may have further comment.

Entergy's Response:

The Entergy Louisiana, Inc. restructuring implements a recommendation from the Louisiana Public Service Commission staff and is intended to reduce Entergy Louisiana's corporate franchise taxes. Entergy Louisiana expects the restructuring to result in a decrease in Entergy Louisiana, LLC's rates to its Louisiana retail customers to the extent that its franchise taxes are reduced.

The conversion and subsequent merger-by-division by which Entergy Louisiana, Inc. allocated its assets and liabilities among Entergy Louisiana Holdings, Inc., Entergy Louisiana, LLC and Entergy Louisiana Properties, LLC caused securities of the original Entergy Louisiana, Inc. that were registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") to be obligations of each of Entergy Louisiana Holdings, Inc. (the entity into which the original Entergy Louisiana, Inc. was converted) and Entergy Louisiana, LLC. As a result of this allocation, security holders of both Entergy Louisiana Holdings, Inc. and Entergy Louisiana, LLC have an interest in continued reporting under the Exchange Act by the obligor on their respective securities.

As Entergy Louisiana, Inc., a Louisiana corporation, converted into Entergy Louisiana Holdings, Inc., a Texas corporation, and retained the obligations with respect to the original Entergy Louisiana, Inc. Preferred Stock, Cumulative, $100 Par Value and Preferred Stock, Cumulative, $25 Par Value (together, the "Preferred Stock"), each registered under Section 12(g) of the Exchange Act, it continued to have the reporting obligations of the original Entergy Louisiana, Inc. As Entergy Louisiana, LLC, a Texas limited liability company, was allocated substantially all of the assets and liabilities of Entergy Louisiana, Inc., a Louisiana corporation, including the original Entergy Louisiana, Inc. Mortgage Bonds, 7.6% Series due April 2032 registered under Section 12(b) of the Exchange Act, it succeeded to the reporting obligations of the original Entergy Louisiana, Inc. under Rule 12g-3(a) of the Exchange Act. Entergy Louisiana, LLC so indicated this succession under Rule 12g-3(a) as prescribed by Rule 12g-3(f) in its Current Report on Form 8-K12B filed January 6, 2006 (the "Form 8-K12B").

Entergy Louisiana Holdings, Inc. is expected to redeem or repurchase and retire the Preferred Stock no later than June 30, 2006, which would be within six months of the effective date of the merger-by-division. The period of three to nine months from the effective date of the merger-by-division was originally indicated under the heading "Management's Financial Discussion and Analysis - Entergy Louisiana Corporate Restructuring" on page 212 of the Annual Report on Form 10-K for the year ended December 31, 2005 and under Item 8.01 of the Form 8-K12B based on the expectation that Entergy Louisiana, LLC would generate sufficient cash over that time period to allow distribution of funds sufficient to enable Entergy Louisiana Holdings, Inc. to so redeem or repurchase and retire the Preferred Stock.

Entergy Louisiana Holdings, Inc. is expected to file a Form 15 with the SEC promptly after the redemption or repurchase and retirement of the Preferred Stock and immediately upon such filing, it is expected that Entergy Louisiana Holdings, Inc. will cease to be a reporting company.

Entergy Arkansas, Inc., Entergy Louisiana, LLC, and Entergy Mississippi, Inc.

Form S-3

Fee Table

Comment 2: Please revise to indicate that you are relying on Rule 429 and that this prospectus serves as a post-effective amendment to the earlier registration statement.

Entergy's Response: Entergy Arkansas, Inc., Entergy Louisiana, LLC and Entergy Mississippi, Inc. are relying on Rule 457(p) under the Securities Act of 1933, not Rule 429. As required by Rule 457(p), Footnote (1) to the fee table of each registration statement on Form S-3 indicates the dollar amount of the filing fee previously paid that is offset against the currently due filing fee, the file number of the earlier registration statement from which the filing fee is offset, the name of the registrant and the initial filing date of the earlier registration statement. Footnote (1) to the fee table also indicates that the unsold securities are thereby deregistered. See Release No. 33-7943 in File No. S7-30-98.

Form 10-K for Fiscal Year Ended December 31, 2005

Controls and Procedures

Comment 3: In future filings, please amend to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) of the Exchange Act.

Entergy's Response:

In its future filings, beginning with its First Quarter 2006 Quarterly Report on Form 10-Q, Entergy will include the following in its "Controls and Procedures" disclosure (Item 9A in the Form 10-K and Part I, Item 4 in the Form 10-Q), including the language added in bold:

As of XXX XX, 200X, evaluations were performed under the supervision and with the participation of Entergy Corporation, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana Holdings, Entergy Louisiana, LLC, Entergy Mississippi, Entergy New Orleans, and System Energy Resources (individually "Registrant" and collectively the "Registrants") management, including their respective Chief Executive Officers (CEO) and Chief Financial Officers (CFO). The evaluations assessed the effectiveness of the Registrants' disclosure controls and procedures. Based on the evaluations, each CEO and CFO has concluded that, as to the Registrant or Registrants for which they serve as CEO or CFO, the Registrant's or Registrants' disclosure controls and procedures are effective to ensure that information required to be disclosed by each Registrant in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms; and that the Registrant's or Registrants' disclosure controls and procedures are effective in reasonably assuring that such information is accumulated and communicated to the Registrant's or Registrants' management, including their respective CEOs and CFOs, as appropriate to allow timely decisions regarding required disclosure.

Legal Proceedings

Comment 4: We note that you currently reference other sections of the document where the disclosure required by Item 103 of Regulation S-K may be found. However, the other sections are difficult to locate. Please provide the disclosure required by Item 103 of Regulation S-K in this section.

Entergy's Response:

Entergy relies on Exchange Act Rule 12b-23(a)(2) and incorporates by reference from Item 1 of Form 10-K into Item 3 of Form 10-K the information required by Item 103 of Regulation S-K because most of the disclosure required by Item 103 of Regulation S-K for Entergy is also required by Item 101 of Regulation S-K. Entergy has also observed that it is common practice for registrants to provide the disclosure required in Item 3 of Form 10-K by cross-referencing to other sections of the Form 10-K. Entergy's cross-reference into Item 3 of Form 10-K includes the headings of the sections in Item 1 of Form 10-K that contain the disclosures required by Item 103 of Regulation S-K to make it clear to the reader where the disclosures can be found. Entergy will also continue to look for methods of improving the reader-friendliness of its cross-referencing into Item 3 of Form 10-K. Entergy believes that continuing its practice of cross-referencing into Item 3 of Form 10-K will prevent adding duplicative disclosure and increasing the length of an already lengthy document.

Comment 5: Please describe all material pending legal proceedings as required by Item 103 of Regulation S-K. We note the legal proceeding between The Clarion-Ledger and Entergy Mississippi regarding public access to a contract entered into by Entergy and Nissan North America. Refer to the article, "Court to hear 'C-L' appeal about Entergy," in The Clarion-Ledger, dated March 7, 2006. Alternatively, please tell us why you have not described this proceeding.

Entergy's Response:

Entergy does describe all material pending legal proceedings as required by Item 103 of Regulation S-K. Entergy did not disclose the legal proceeding between the Clarion-Ledger and Entergy Mississippi because Entergy does not consider it a material legal proceeding. The proceeding does not involve a claim for damages, and does not meet the descriptions of any of the other types of legal proceedings described in the Instructions to Item 103. The proceeding involves an attempt by the Clarion-Ledger to force the public disclosure of a contract entered into with an industrial customer that was approved by the Mississippi Public Service Commission and placed under seal due to the proprietary and confidential nature of its contents.

Comment 6: We note the various legal proceedings listed in your section entitled "Litigation." Please provide all the information required by Item 103 of Regulation S-K. For instance, for the employment litigation cases you mention, please include the date instituted and the name of the court or agency in which the proceedings are pending.

Entergy's Response:

For the individual proceedings that meet the materiality criteria of Item 103 of Regulation S-K, Entergy provides the required information, including the date instituted and the name of the court or agency in which the proceedings are pending. In certain instances, however, such as with employment litigation, no individual lawsuit meets the materiality criteria of Item 103 of Regulation S-K. Because of the numerous lawsuits pending against Entergy in those areas, however, Entergy discloses the existence and nature of the lawsuits in general terms. When an individual lawsuit meets the materiality criteria set forth in the Instructions to Item 103, the specific disclosures required by Item 103 of Regulation S-K are included. For example, at December 31, 2004, Entergy had two employment cases pending in which the amount of damages claimed exceeded the criteria set forth in the Instructions to Item 103 of Regulation S-K. The disclosure in Entergy's Annual Report on Form 10-K for the year ended December 31, 2004 included the date that the two suits were instituted and the court in which they were pending. Because those two suits were resolved in the third quarter of 2005, as reported in Entergy's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, this disclosure was not required in Entergy's Annual Report on Form 10-K for the year ended December 31, 2005.

Exhibit 31. Section 302 Certifications

Comment 7: In future filings, please revise to provide a separate certification for the principal executive and financial officers of each registrant. We note that in Exhibits 31(f) and (j) you have provided only one certification when an individual serves as a certifying officer for multiple registrants.

Entergy's Response:

In its future filings, beginning with its First Quarter 2006 Quarterly Report on Form 10-Q, Entergy will provide separate certifications for the principal executive and financial officers of each registrant, even when the same person serves as a certifying officer for more than one registrant.

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If you would like to discuss any of Entergy's responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (504) 576-4482. As Entergy Arkansas, Inc., Entergy Louisiana, LLC and Entergy Mississippi, Inc. would like to file acceleration requests with respect to their registration statements on Form S-3 as soon as possible, we would appreciate your providing any remaining comments as soon as practicable.

Sincerely,

/s/ Paul J. Ory

Paul J. Ory
Director of External Reporting

Cc: Nathan E. Langston
      Jay A. Lewis
      Dawn A. Abuso
      Kimberly M. Reisler